SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934

Enzon Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

293904108
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)

[ ]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 293904108	13G/A	Page 2 of 5 Pages

1	Names of Reporting Persons Harper Asset Management, LLC
2	Check the appropriate box if a member of a Group (see instructions) (a) [ ] (b) [X]
3	Sec Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 2,609,703
	6	Shared Voting Power 0
	7	Sole Dispositive Power 2,609,703
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,609,703
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) [ ]
11	Percent of class represented by amount in row (9) 5.9%
12	Type of Reporting Person (See Instructions) IA

CUSIP No. 293904108	13G/A	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer: Enzon Pharmaceuticals, Inc. (the “Issuer”)

(b)	Address of Issuer's Principal Executive Offices: 20 Commerce Dr., Suite 135, Cranford, NJ 07016

Item 2.

(a)	Name of Person Filing: Brian Harper

(b)	Address of Principal Business Office: 6680 Gunpark Dr., Suite 202B, Boulder, CO 80301

(c)	Citizenship: United States

(d)	Title and Class of Securities: Common Stock, par value $0.01 per share

(e)	CUSIP No.: 293904108

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act;

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act;

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	[X]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	[ ]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

CUSIP No. 293904108	13G/A	Page 4 of 5 Pages

Item 4.	Ownership

(a)	Amount Beneficially Owned:

As of the close of business on December 31, 2018, Harper Asset Management, LLC beneficially owned 2,609,703 shares, which are held in investment advisory client accounts. No individual client held more than 170,000 shares.

(b)	Percent of Class:

As of December 31, 2018, Harper Asset Management, LLC beneficially owned approximately 5.9% of the outstanding shares of common stock, based on 44,214,603 shares outstanding on September 30, 2018 as reported in the Issuer’s form 10-Q, filed with the SEC on November 7, 2018.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: See cover pages items 5-9.

(ii) Shared power to vote or to direct the vote: See cover pages items 5-9.

(iii) Sole power to dispose or to direct the disposition of: See cover pages items 5-9.

(iv) Shared power to dispose or to direct the disposition of: See cover pages items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

CUSIP No. 293904108	13G/A	Page 5 of 5 Pages

Item 10.	Certifications.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2019

/s/ Brian Harper
Brian Harper/President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).